March 23, 2011

John Reynolds

Assistant Director

Shehzad Niazi

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

VB Clothing, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 3, 2011

File No. 333-170779

Dear Mr. Reynolds:

The following is the registrants response to your comment letter of March 18, 2011.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 9

1.

We reissue comment one of our letter dated January 19, 2011. Please clarify the risk of incurring liability due to your lack of intellectual property protection and the effect such liability may have on the company.

Risk factor clarified.

Use of Proceeds, page 14

2.

We note your supplemental response to comment two of our letter dated January 19, 2011 and reissue that comment. Please describe the specific costs you anticipate will be included in creating garment patterns and prototypes in connection with the line item Product Development and reconcile such costs with your discussion in MD & A, starting on page 26, of your proposed milestones. When reconciling your disclosure, please note that in your MD & A you allocate most of the product development funds to sale and promotional distribution efforts.

Disclosure reconciled.

3.

In this regard, also clarify why you intend to compensate a third party for product development in light of your history of developing your product concepts without such arrangements.

Revised to remove and clarify.

4.

We partially reissue comment three of our letter dated January 19, 2011. We note a remaining reference to a “Wages/Contractors” line item in your 4-6 months discussion. Furthermore, it is unclear what you mean by “includes be limited” in footnote two on page 14. Finally, reconcile your disclosure in that footnote with your description that proceeds allocated to the Contractors line item will be used for “design work.”

Reference to Wages/Contractors removed. Should have read “includes but not limited to”. Reconciled.

5.

Please reconcile your disclosure in footnote four of this section with your discussion in MD & A of your proposed milestones. We note, for example that all $10,000 of your Sales and Marketing proceeds seem to be allocated to developing your online marketing and e-commerce capabilities (other than hiring a photographer).

Reconciled with MD &A.

6.

We reissue comment five of our letter dated January 19, 2011. We are unable to locate the changes you refer to in your supplemental response. Please revise or advise.

Reallocation disclosure removed.

Non-Cumulative Voting, page 17

7.

Please revise to briefly address the effect that non-cumulative voting rights could have on your shareholders. For example, describe, if true, the ability of a majority stockholder to elect all of the directors of the company regardless of the votes of minority stockholders.

Non-Cumulative voting effects added.

Description of Our Business, page 19

Business Overview, page 19

8.

We partially reissue comment seven of our letter dated January 19, 2011. We note the remaining statement in the penultimate paragraph of page 19 that you were “the first company to combine denim with cotton spandex.” Please revise to either remove this promotional disclosure or provide the basis for such disclosure.

 Promotional disclosure removed.

Product Development, page 19

9.

We reissue comment nine of our letter dated January 19, 2011. We are unable to locate the revisions that your supplemental response indicates that you made. In this regard, please provide more detailed disclosure than what is provided in your supplemental response, and avoid the use of jargon such as “marketing buzz.”

More detailed disclosure added.

Industry Analysis and Competition, page 20

Industry and Trend Analysis, page 20

10.

We note your added disclosure in the last paragraph of page 20 and partially reissue comment 18 of our letter dated January 19, 2011. Please expand on your discussion of industry trends in your target markets that may affect your business and any competitors in such markets for your anticipated products. In your revised disclosure please address each of the five target markets identified on pages 20 and 21.

Revised and expanded.

11.

In this regard, please also clarify your reference to “Addidas [sic], Underarmour [sic], Nike, etc.” by identifying all of the companies you are referring to and by discussing your competitive position with respect to such companies and the principal methods of competition within the industry. See Item 101(h)(4)(iv) of Regulation S-K.

Additional disclosure added.

12.

We partially reissue comment 22 of our letter dated January 19, 2011. Please also discuss the anticipating timing of your offer to Harley Davidson. When revising your disclosure in response to this comment, please also consider any changes that may be necessary to your disclosure under 12 month growth strategy and milestones on page 22.

Material related to Harley Davidson has been removed.

Marketing, page 21

Online Marketing, page 21

13.

We reissue comment 23 of our letter dated January 19, 2011. We note that despite your supplemental response that “no data has been found for 2010”, an updated version of the report you cite in this section is available for 2010, among other possible sources of recent information on online marketing.

Updated data added.

14.

We resissue comment 24 of our letter dated January 19, 2011. We do not understand your supplemental response in light of that comment. Please advise or revise, as appropriate.

Updated data added.

12 Month Growth Strategy and Milestones, page 22

15.

We reissue comment 25 of our letter dated January 19, 2011. In this regard, we note your added discussion in the second paragraph of page 23 of an example vertical market that does not appear to relate to your specific business strategy. Please clarify this reference, and your disclosure elsewhere as appropriate, to provide specific examples of the vertical markets you are considering targeting for your online marketing venues.

Additional vertical market disclosure added.

Note A- Summary of Significant Accounting Policies, page F-1

Organization, Nature of Business and Trade Name, page F-1

16.

Please revise to reconcile your description of the nature of your business here with your disclosure elsewhere in your prospectus. For example, we note your discussion of unisex clothing designer jeans, and other products in this paragraph that have been removed or revised elsewhere in your prospectus. We also note your statement in your supplemental response to comment 10 of our letter dated January 19, 2011 that you are only pursuing women’s workout apparel now.

Reconciled.

Management’s Discussion and Analysis or Plan of Operation, page 26

Proposed Milestones to Implement Business Operations, page 26

17.

We reissue comment 27 of our letter dated January 19, 2011. Please revise your discussion here to also quantify the source of your liquidity since inception.

Liquidity quantified.

18.

We reissue comment 29 of our letter dated January 19, 2011. Please revise your discussion under Online Marketing on page 21 to discuss your plans for “viral marketing” including the steps you anticipate as being necessary to bring such a marketing strategy into fruition.

Viral marketing disclosure expanded.

19.

In this regard, we note your added disclosure under 4-6 Months on page 27. Despite your supplemental response linking this disclosure to our previous comment, we are unclear on how such disclosure relates to your plans for viral marketing.

Viral marketing disclosure expanded.

20.

Please revise to define “you tube SEO”, as used in the third sentence under 4-6 months on page 27.

Revised.

Directors, Executive Officers, Promoters and Control Persons, page 29

Anthony Pasquale, President and Chief Executive Officer, page 29

21.

We reissue comments 31 and 32 of our letter dated January 19, 2011. We are unable to locate any revisions to your disclosure in response to these comments.

Pasquale disclosure revised.

Executive Compensation, page 20

22.

Please reconcile your disclosure in the summary compensation table on page 31 of the value of the stock awards received by Mr. Pasquale in 2010 with your disclosure in the first sentence of the last paragraph of page 31.

Reconciled.

Other expenses of Issuance and Distribution, page II-1

23.

We note your disclosure that the $1,500 in legal and professional fees includes fees to be paid to Triton Stock Transfer. Please reconcile this disclosure with your statement in the first paragraph of page 17 that you will pay $1,500 to your escrow agent in connection with the offering.

Revised and reconciled.

Financial Statements for the period from the date of inception on October 15, 2010 to October 22, 2010

24.

Please update and include the unaudited interim financial statements as of December 31, 2010 and from the period of inception, October 15, 2010 through December 31, 2010. See Rule 8-08 of Regulation S-X.

Updated pursuant to Rule 8-08.

Exhibit 23.1

25.

We note your response to comment 40 but the consent still does not include the language consenting to your disclosure on page 18 that the independent registered public accounting firm is an expert in accounting and auditing. Revise and include this language in the next consent included with your revised registration statement.

Revised consent included.

Very truly yours,

/s/ Anthony Pasquale

Anthony Pasquale, President

VB Clothing, Inc.

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